Form 10-K, Exhibit 13
period 1996-12-31
NETSCAPE COMMUNICATIONS CORP
filed 1997-03-28
CIK 944458

SELECTED CONSOLIDATED FINANCIAL DATA



                                                YEAR ENDED DECEMBER 31,                     QUARTER ENDED (UNAUDITED)
                                           --------------------------------------------------------------------------------------
                                                                                  December 31, September 30,  June 30,  March 31,
In thousands, except per share data         1996     1995     1994     1993          1996          1996        1996       1996
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT
OF OPERATIONS DATA:

REVENUES:

Product revenues                      $291,103   $77,489    $3,337  $1,006        $95,995       $83,761     $62,296     $49,051
Service revenues                        55,092     7,898       801     100         19,057        16,255      12,710       7,070
         Total revenues                346,195    85,387     4,138   1,106        115,052       100,016      75,006      56,121
---------------------------------------------------------------------------------------------------------------------------------

COST OF REVENUES:

Cost of product revenues                36,941     9,177       186      28          9,527        10,900       9,703       6,811
Cost of service revenues                13,024     2,530       247      43          5,222         3,794       2,325       1,683
         Total cost of revenues         49,965    11,707       433      71         14,749        14,694      12,028       8,494
---------------------------------------------------------------------------------------------------------------------------------

Gross profit                           296,230    73,680     3,705   1,035        100,303        85,322      62,978      47,627
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:

Research and development                82,995    26,841     4,146     871         26,832        24,211      17,826      14,126

Sales and marketing                    153,586    43,679     7,750   1,498         51,410        43,865      32,506      25,805

General and administrative              30,584    11,336     3,389     513         11,074         8,286       6,018       5,206

Property rights agreement and
 related charges                           250       500     2,487      --            250            --          --          --

Merger related charges                   6,100     2,033        --      --             --            --       6,100          --

         Total operating expenses      273,515    84,389    17,772   2,882         89,566        76,362      62,450      45,137
---------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                 22,715   (10,709)  (14,067) (1,847)        10,737         8,960         528       2,490

Interest income                          8,991     4,898       251      53          2,194         2,285       2,005       2,507

Interest expense                          (325)     (304)      (14)    (18)           (15)         (107)       (127)        (76)

Equity in net losses of joint ventures  (1,928)       --       --       --           (926)         (586)       (416)         --

         Other income, net               6,738     4,594       237      35          1,253         1,592       1,462       2,431
---------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes       29,453    (6,115)  (13,830) (1,812)        11,990        10,552       1,990       4,921

Provision for income taxes               8,545       498       --       --          3,234         2,895       1,084       1,332


Net income (loss)                      $20,908   $(6,613) $(13,830)$(1,812)       $ 8,756        $7,657     $   906     $ 3,589
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share            $  0.24   $ (0.09) $  (0.21)$ (0.03)       $  0.10        $ 0.09     $  0.01     $  0.04
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Shares used in computing
  net income (loss) per share           87,861    75,735    67,181  61,904         90,622        87,883      87,937      85,003

---------------------------------------------------------------------------------------------------------------------------------





                                                        YEAR ENDED DECEMBER 31,
                                             ----------------------------------------
                                                1996     1995     1994      1993
----------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:

Working capital                              $202,114  $133,052  $ 4,666    $3,867

Total assets                                  537,450   231,154   16,996     5,093

Long-term obligations excluding
  current portion                                 484     1,198      725        --

Stockholders' equity                          390,650   177,387    8,161     4,094

----------------------------------------------------------------------------------------------------



1 All periods reflect the business combinations with Collabra Software, Inc., and InSoft Inc., which have been accounted for as poolings of interest. Financial information for periods prior to January 1, 1996 has not been restated for the operations of Netcode Corporation and Paper Software, Inc., due to immateriality. See Note 2 of Notes to Consolidated Financial Statements.

2 All share and per share data has been restated to reflect a two-for-one stock split approved on January 23, 1996.

3 No dividends have been declared or paid on the common stock of Netscape.
  The dividends declared and paid by InSoft were insignificant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

Netscape Communications Corporation ("Netscape" or the "Company") is a leading provider of open software for linking people and information over private enterprise networks ("intranets") based on transmission control protocol/Internet protocol ("TCP/IP") and the Internet. The Company was incorporated in April 1994 and completed business combinations with Collabra Software, Inc. ("Collabra") in November 1995 and InSoft, Inc. ("InSoft") in April 1996. InSoft was incorporated in September 1991, and Collabra was incorporated in February 1993. Each of the business combinations was treated as a poolings of interest for accounting purposes, and accordingly, the historical financial statements for the Company have been restated as if the transactions occurred at the beginning of the earliest period presented. The Company additionally completed business combinations with Netcode Corporation ("Netcode") and Paper Software, Inc. ("Paper") in April 1996 and May 1996, respectively, in transactions accounted for as poolings of interest. The historical results of operations for Netcode and Paper are not material in relation to those of Netscape, and financial information for 1995 and prior periods have not been restated to reflect the Netcode and Paper business combinations. Operating results since January 1, 1996, however, have been restated to reflect the operating results of Netcode and Paper. See Note 2 of Notes to Consolidated Financial Statements.

     The Company's operating activities through December 31, 1994 related primarily to recruiting personnel, raising capital, purchasing operating assets, establishing sales channels, and performing research and development. Insignificant revenues were recognized during such period and were primarily from products and services no longer offered by the Company. The Company experienced significant growth in revenues and operating expenses in 1995 as compared to 1994, primarily due to the introduction of new Netscape products and services. Revenues and operating expenses continued to rise significantly in 1996 with continued sales of those products and services as well as several new product and service introductions. The Company expanded its product line from four server products and one client product at the end of 1995 to nine server products and three client products by the end of 1996. Due to the foregoing, the Company believes that a comparison of 1996 and 1995 operating results to 1994 operating results is not meaningful.

FACTORS AFFECTING OPERATING RESULTS

     RISKS RELATED TO PRODUCT INTRODUCTIONS AND TRANSITIONS

In October 1996, the Company introduced Netscape SuiteSpot 3.0 (of which some components are currently shipping and others are in public beta release) and Netscape Communicator (currently in public beta release). These new products, unlike current Netscape products, are designed primarily for email, groupware and other enterprise applications across an open network and represent a significant product transition for the Company. There are several risks inherent in such a product transition. In the near term, the Company's revenues may be materially adversely affected as prospective customers defer purchases of the Company's current products in anticipation of the new products. While the Company believes these new products will be commercially released in the second quarter of 1997, it is possible that some or all of the products could be delayed, particularly since the software in these products is more complex than the Company's previous products, needs extensive testing to ensure compatibility with a variety of other software programs, and needs debugging prior to commercial release. Moreover, as is the case with complex software product introductions, there can be no assurance that, despite extensive testing by the Company and by current and potential customers, errors or bugs will not be discovered after the new products are installed and used by customers.

     Further, as is the case with most product introductions, there can be no assurance that the Company's products will achieve market acceptance and become widely adopted when commercially available. Netscape does not have the same level of name recognition as its competitors in the enterprise software market and has limited experience in selling to this market. Market acceptance of Netscape SuiteSpot 3.0 and Netscape Communicator could also be limited by how the Company prices these products. Furthermore, sales of these new products are expected to be made to commercial and government entities, which often commit significant resources to an evaluation of enterprise software and require the vendor to expend substantial time, effort and money educating them about the value of the vendor's solution. As a result, sales to these types of customers often require an extensive sales effort throughout the organization. The Company will likely experience delays and expend substantial funds and management effort in connection with such sales. In order to successfully accomplish these new types of sales, the Company will be required to continue to expand its direct sales force, extensively train its sales personnel, invest greater resources to the sales effort and educate the indirect channels. In addition, the Company will need to add trained, technical personnel (which personnel are in great demand) to help it implement the Netscape SuiteSpot 3.0 and Netscape Communicator solutions for its enterprise customers.

     With the introduction of Netscape SuiteSpot 3.0 and Netscape Communicator, the Company will face new competition from providers of enterprise software, most of whom have longer operating histories, larger installed customer bases, existing relationships with prospective enterprise customers and significantly greater financial, technical, marketing, public relations and distribution resources than the Company. In addition, the expansion of the Company's product line will require more management attention.

     The Company's inability to successfully overcome the risks described in the prior paragraphs could have a material adverse effect on the Company's business, operating results and financial condition. See "Factors Affecting the Company's Business, Operating Results and Financial Condition -- Product Introductions and Transitions," "-- Potential Fluctuations in Quarterly Results," "-- New Product Development and Technological Change," and "-- Need to Manage Evolving Market and Products" in the Company's accompanying Annual Report on Form 10-K for the year ended December 31, 1996.

     POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

Although Netscape has achieved earnings per share growth in previous quarters, the Company's expenses are relatively fixed in the near term, and unexpected variances in planned revenues, which are difficult to forecast, can result in variations in operating margins and earnings. The Company typically operates with minimal backlog; therefore, quarterly sales and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter, which are difficult to forecast. Moreover, the Company typically recognizes a substantial portion of its revenues in the last month of each quarter. Accordingly, the Company will likely be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of demand for the Company's products and services in relation to the Company's expectations would have an immediate material adverse impact on the Company's business, operating results, and financial condition. Further, as the Company becomes increasingly focused on sales to enterprise customers, the Company expects that a limited number of large sales may account for a significant portion of revenue in some quarters, resulting in fluctuations in revenue in future periods and adversely impacting operating results in periods of lower than expected revenue.

     Moreover, the Company believes that significant ongoing investment in all areas of the business will continue to be critical to the success of Netscape. Specifically, the Company plans to continue increasing its operating expenses to fund greater levels of research and development, expand the sales and marketing infrastructure domestically and internationally, improve core management information systems, and broaden customer support capabilities. The Company also continues to seek acquisitions, strategic investments, and joint ventures that complement the Company's overall business strategy. As a result of these factors, the Company directs a significant percentage of its revenues towards operating expenses and towards nonoperating expenses associated with equity interests in joint ventures and strategic investments. These planned increases in operating and nonoperating expenses will adversely impact operating results in the near future, particularly after adjusting for the impact of any merger-related charges and any amortization of goodwill from acquisitions accounted for by the purchase method of accounting, and such planned increases may materially adversely affect the Company's business, operating results, and financial condition, especially to the extent that they precede associated revenues by a quarter or are not followed by increased revenues. As a result, historical growth rates for revenue and net income will not be sustained.

     The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including demand for the Company's products, introduction or enhancement of products by the Company and its competitors, market acceptance of new products
(especially Netscape Communicator currently in public beta release and Netscape SuiteSpot 3.0, of which some components are currently shipping and others are in public beta release), the timing of largesales (particularly to enterprise customers), more complex products with higher prices and longer sales cycles, price changes by the Company or its competitors, the mix of distribution channels through which products are sold, the mix of products and services sold, the mix of international and North American revenues, costs of litigation, and general economic conditions. In particular, as the Company becomes increasingly focused on larger sales of intranet and messaging solutions to enterprise customers, the Company believes that quarterly operating results may fluctuate due to the timing of revenue from such large sales. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions (such as the change in client and server pricing effective as of December 15, 1996) or enter into business combinations (such as the Collabra, InSoft, Netcode, and Paper business combinations) that could havea material adverse effect on the Company's business, results of operations, or financial condition. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied on as any indication of future performance. Because of all of the foregoing factors, it is likely that in some future quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's common stock would likely be materially adversely affected.

RESULTS OF OPERATIONS
The following table sets forth operating results, in absolute dollars and as a percentage of total revenues, for the years ended December 31, 1996 and 1995, and the three-month periods ended December 31, 1996 and September 30, 1996. Due to the significant growth in revenues and operating expenses between the years ended December 31, 1995 and 1994, the Company believes that a comparison of operating results between such periods is not meaningful. See "Overview."

                                                 YEAR ENDED DECEMBER 31,                THREE MONTHS ENDED (UNAUDITED)
                                      ----------------------------------------------------------------------------------------
In thousands, except per share data            1996                 1995            December 31, 1996       September 30, 1996
------------------------------------------------------------------------------------------------------------------------------
Total revenues                         $346,195    100.0%   $  85,387   100.0%    $115,052     100.0%    $100,016    100.0%
Cost of revenues                         49,965     14.4       11,707    13.7       14,749      12.8       14,694     14.7%
------------------------------------------------------------------------------------------------------------------------------
      Gross profit                      296,230     85.6       73,680    86.3      100,303      87.2       85,322     85.3%
------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
Research and development                 82,995     24.0       26,841    31.4       26,832      23.3       24,211     24.2%
Sales and marketing                     153,586     44.4       43,679    51.2       51,410      44.7       43,865     43.9%
General and administrative               30,584      8.8       11,336    13.3       11,074       9.6        8,286      8.3%
Property rights agreement
  and related charges                       250      0.1          500     0.6          250       0.2            -        -%
Merger-related charges                    6,100      1.8        2,033     2.4            -       -              -        -%
------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses         273,515     79.1       84,389    98.9       89,566      77.8%      76,362     76.4%
------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                  22,715      6.5      (10,709)  (12.6)      10,737       9.4%       8,960      8.9%
Interest income, net                      8,666      2.5        4,594     5.4        2,179       1.9%       2,178      2.2%
Equity in net losses of joint
ventures                                 (1,928)    (0.5)           _       _         (926)     (0.8)%       (586)     (0.6)%
------------------------------------------------------------------------------------------------------------------------------
       Other income, net                  6,738      2.0        4,594     5.4        1,253       1.1%       1,592      1.6%
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income
taxes                                    29,453      8.5      (6,115)    (7.2)      11,990        10.5%      10,552   10.5%
Provision for income taxes                8,545      2.5          498     0.5        3,234         2.9%       2,895    2.8%
------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                     $  20,908      6.0%  $  (6,613)    (7.7)%   $  8,756         7.6%    $  7,657    7.7%
------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share             $  0.24            $   (0.09)             $   0.10                 $   0.09
------------------------------------------------------------------------------------------------------------------------------

     REVENUES

The Company derives its revenues from license fees for its software products and fees for services, which are generally charged separately from software licenses. Product revenues consist of product licensing fees, and service revenues consist of fees for maintenance and support services, training, consulting, and Web site space. See Note 1 of Notes to Consolidated Financial Statements.

     Netscape Navigator client software features a point-and-click graphical user interface that enables users to navigate the Internet's vast array of networked resources as well as to exchange information and participate in commerce on the Internet. Netscape Navigator brings Web exploring, email, newsgroups, chat and FTP together in an integrated package designed to be easy to use and learn. In addition, Netscape Navigator provides a platform for live online applications, supporting Live Objects and other interactive multimedia content such as Java applets, frames, and Netscape online plug-ins. The Company currently offers three versions of its Netscape Navigator client software.

     The Company's next-generation client product, Netscape Communicator, will aggregate a set of features for the user to share and access information on the Internet or intranets. Additionally, the Company announced the Netscape Communicator Professional Edition, which will include calendaring and centralized management capabilities. The Netscape Communicator and Netscape Communicator Professional Edition are currently in public beta release.


     Netscape server products combine encryption features, intuitive graphical administration, high performance, and adherence to open standards to enable communications and electronic commerce over the Internet and intranets. These products can either be used independently for implementing and operating Web server sites, email, or newsgroups, or they can be integrated to provide a seamless, high-performance TCP/IP-based communications solution, as well as provide a platform to create next-generation, live, online applications.

     Netscape markets its servers individually and collectively through the Netscape SuiteSpot server bundle. Netscape SuiteSpot is a flexible suite of up to five integrated servers that enables business workgroups to communicate and collaborate utilizing open Internet standards, thereby providing the basis for a client-server workgroup environment. Netscape SuiteSpot also includes Netscape's LiveWire Pro for creating live online applications and Web sites.

     The Company's next-generation server software suite will comprise ten server and tool products for building corporate intranets. Together with the announced Netscape Communicator client, Netscape SuiteSpot 3.0 is expected to provide enterprise customers with an integrated solution for building and maintaining Web sites, open email, and publishing and groupware solutions on intranets. In addition, Netscape SuiteSpot 3.0 is designed to support the Netscape ONE framework that allows developers to build cross-platform, network-based applications. While some components of Netscape SuiteSpot 3.0 are currently in public beta release, other components are already shipping.

                                                  YEAR ENDED DECEMBER 31,                     THREE MONTHS ENDED (UNAUDITED)
                                        ----------------------------------------------------------------------------------------
In thousands                                     1996                   1995           December 31, 1996      September 30, 1996
--------------------------------------------------------------------------------------------------------------------------------
Client                                  $197,527      57.1%   $  52,451      61.4%    $ 58,539      50.9%     $ 58,867     58.9%
Server, commercial
  applications and other                  93,576      27.0       25,038      29.4       37,456      32.5        24,894     24.9%
Total product revenues                   291,103      84.1       77,489      90.8       95,995      83.4        83,761     83.8%
Service                                   55,092      15.9        7,898       9.2       19,057      16.6        16,255     16.2%
--------------------------------------------------------------------------------------------------------------------------------
Total revenues                          $346,195     100.0%   $  85,387     100.0%    $115,052     100.0%     $100,016    100.0%
--------------------------------------------------------------------------------------------------------------------------------

     TOTAL REVENUES. Total revenues for the years ended December 31, 1996 and 1995 were $346.2 million and $85.4 million, respectively, representing a 305.4% increase year to year. The Company experienced absolute dollar growth in both major product groups and in service revenues in the year ended 1996 as compared to the year ended 1995. In general, the Company has experienced revenue growth in all product lines offered by the Company as a result of higher volumes of software license and service-related product sales, as opposed to higher prices. Management believes that this growth reflects the general growth in the market for intranet-related software products in the corporate environment.

     Total revenues for the quarters ended December 31, 1996 and September 30, 1996 were $115.1 million and $100.0 million, respectively, representing a 15.1% increase. The Company experienced absolute dollar growth in the server, commercial applications, and other product group, and in services revenues, although the client product group remained relatively flat from the third quarter to the fourth quarter of 1996.

     PRODUCT REVENUES. Product revenues for the years ended December 31, 1996 and 1995 were $291.1 million and $77.5 million, respectively, representing a 275.6% increase. This growth was primarily a result of the Company expanding its product line from four server products and one client product at the end of 1995 to nine server products and three client products by the end of 1996, as well as increased unit shipments of products shipping in 1996.

     While client product revenues experienced absolute dollar revenue growth year to year, quarter-to-quarter client product revenues were relatively flat, in absolute dollar growth, and decreased as a percentage of total revenue to 50.9% in the fourth quarter of 1996 from 58.9% in the third quarter of 1996. The Company believes that this is a result of (i) larger average transaction sizes for client product sales, which increased the units sold but resulted in lower average selling prices ("ASPs") due to volume discounts, (ii) the release of a major client upgrade in the third quarter increasing such revenue in that particular quarter, and (iii) the announcement in the fourth quarter of 1996 of the forthcoming Netscape Communicator product, which led, the Company believes, to some customers delaying purchases in anticipation of the new product. The Company expects to commercially release Netscape Communicator in the second quarter of 1997. Licenses of the Company's server, commercial applications and other software accounted for 32.5% of the Company's total revenues in the quarter ended December 31, 1996, as compared to 24.9% in the quarter ended September 30, 1996. The growth in server and commercial applications revenues between periods was primarily accounted for by an increase in the unit volume of core server products, as opposed to the commercial applications products, although both product lines experienced absolute dollar growth. The Company believes that this growth reflected the increased market demand for intranet server products such as the Netscape Enterprise Server and internet standards-based messaging products such as the Netscape Mail Server. Sales of core server products continued to increase in the Netscape SuiteSpot bundle, which allows customers to choose server components from the complete Netscape server product line.

     The Company expects that the percentage of product revenues attributable to its server, commercial applications, and other software products as compared to its client product line will fluctuate in future periods depending on the timing of new product introductions, consumer buying patterns, pricing actions taken by the Company, competition and other factors. In general, it is the Company's strategy to achieve a greater percentage of revenues from its server product family in future periods, although there can be no assurance that the Company will be successful at achieving this goal. In conjunction with the October 1996 announcement of the Company's planned Netscape SuiteSpot 3.0 and Netscape Communicator products, the Company announced a new pricing program that makes Netscape client and server products available on a combined per seat basis. In addition, certain server products were priced depending on the number of client computers that would access the server ("client access licenses"). In both of these cases, as customers increase the number of users to prescribed levels, additional incremental license charges will apply, subject to volume and other discounts. Because the Company's server and client product lines account for the vast majority of the Company's total revenues, this change in pricing and any future pricing changes could materially adversely affect sales of the Company's products and consequently could have a material adverse affect on the Company's business, operating results, or financial condition.

     SERVICE REVENUES. Service revenues for the years ended December 31, 1996 and 1995 were $55.1 million and $7.9 million, respectively, and were $19.1 million and $16.3 million for the quarters ended December 31, 1996 and September 30, 1996, respectively. Service revenues experienced absolute dollar growth both year to year and quarter to quarter primarily due to increased fees from the sale of Web site space, increased sales of consulting services and increased technical support services provided to a larger installed base of customers. The Company believes that service revenues may increase as a percentage of total revenues in future periods as a result of continued growth in the installed base of technical support contracts, the continued expansion of the Company's professional services consulting organization (especially to support larger sales to enterprise customers), and an increase in Web site space revenues associated with the placement of advertisements and other content on the Company's Web site.

     CHANNEL MIX. The Company distributes substantially all of its products through a combination of direct (including field sales, Internet-based sales, and telesales) and indirect (original equipment manufacturers or OEMs, systems integrators, value-added resellers or VARS, and software retailers) channels.

     The Company experienced absolute dollar revenue growth across all channels for the year ended December 31, 1996 compared to the year ended December 31, 1995. Indirect channel revenues increased 312.5% in the year ended December 31, 1996 compared to December 31, 1995. The growth in revenues in these indirect channels was primarily attributable to an increased number of OEMs and VARs as well as increased sales from those OEMs and VARs that partnered with Netscape in 1995.

     The Company experienced absolute dollar revenue growth in all distribution channels except the retail channel in the quarter ended December 31, 1996 compared to the quarter ended September 30, 1996. The decrease in retail sales revenue was primarily due to the timing of the Company's release of its client upgrade in the third quarter.

     In general, it is the Company's strategy to increase indirect channel revenues as a percentage of total revenues in future periods, although there can be no assurance that the Company will be successful at accomplishing this goal. Specifically, the Company believes that indirect channels will account for a greater percentage of total revenues as OEM and VAR channels become more established and are further leveraged by the Company, and as the absolute number of OEM and VAR partners increases. In the near term, however, the distribution of revenues among channels will fluctuate depending on the timing of new product releases; the Company's ability to expand, leverage, and educate OEMs and VARs; the timing of larger enterprise sales in strategic accounts through the Company's direct sales force; and, to a lesser extent, customer buying patterns, which typically impact revenues in the retail channel.

     GEOGRAPHIC MIX. International revenues (sales outside of North America) were 29.3% and 17.2% of total revenues in the years ended December 31, 1996 and 1995, respectively. The increase in international revenues, in both absolute dollars and as a percentage of total revenue, was primarily due to increased sales and marketing efforts in Europe and the Pacific Rim, as well as increased demand for Internet and intranet-related products in international markets. The Company is continuing to make significant investments in international markets through the deployment of sales personnel in several countries in Europe and the Pacific Rim, as well as through partnering with OEMs and VARs throughout the world. Management believes that international revenues may account for a greater percentage of total revenues in future periods, although this percentage may fluctuate in the near term as a result of localized product release timing, competition, and the general demand for Internet and intranet-related products in international markets.

     International revenues as a percentage of total revenues remained relatively flat between the last two quarters of 1996 at 29.7% in the fourth quarter of 1996 as compared to 29.9% in the immediately prior quarter.

     The Company invoices the customers of its international subsidiaries in both U.S. dollars and the local currencies of its subsidiaries. The Company has not engaged in foreign currency hedging activities, and a portion of the international revenues is currently subject to currency exchange fluctuation risk. The Company anticipates that international revenues may increase as a percentage of total revenues in the future, and, as a result, foreign currency exposure may increase. See Note 11 of Notes to Consolidated Financial Statements.

     GROSS MARGIN

     COST OF PRODUCT REVENUES. Cost of product revenues for all periods presented consisted primarily of the cost of product materials, royalties paid for licensed technology, and amounts paid to third-party vendors for sales administration, order fulfillment, and telephone support to customers. Cost of product revenues, as a percentage of the related product revenues, increased to 12.7% in the year ended December 31, 1996 from 11.8% in the year ended December 31, 1995. This was due primarily to an increase in the amount of royalties paid for licensed technology and amounts paid to third party vendors.

     Cost of product revenues was $9.5 million and $10.9 million for the quarters ended December 31, 1996 and September 30, 1996, respectively, and was 9.9% and 13.0%, respectively, of the related product revenues in both periods. The decrease from the third to the fourth quarter of 1996 was primarily due to lower retail revenues in the fourth quarter, which typically have higher material fulfillment costs.

     COST OF SERVICE REVENUES. Cost of service revenues for all periods presented consisted primarily of outside consulting services and personnel-related costs incurred in providing customer support, consulting services and fees paid to third parties related to the sale of advertising. Cost of service revenues increased to $13.0 million for the year ended December 31, 1996, from $2.5 million for the year ended December 31, 1995, primarily due to increased staffing to support higher demand for Netscape service products.

     Cost of service revenues was $5.2 million and $3.8 million for the quarters ended December 31, 1996 and September 30, 1996, respectively, and was 27.4% and 23.3%, respectively, of related service revenues in both periods. The increase from the third quarter to the fourth quarter of 1996 was primarily due to increased staffing and salaries in the professional services and technical support groups. The Company expects continued increase in these areas in the future, which will have an adverse impact on cost of service revenue and gross margins.

     Gross margins on total revenues may be impacted by the mix of distribution channels used by the Company, the mix of products or services sold, the mix of product revenues versus service revenues, the mix of international versus North American revenues, and the prices charged for products. The Company typically realizes higher gross margins on direct sales than on sales through VAR and software retail channels, higher gross margins on North American sales than international sales, and higher gross margins on product revenues than on service revenues. In addition, the Company earns lower gross margins on shrink-wrap product licenses than on right-to-copy licenses such as those entered into with OEM partners. During the quarter ended December 31, 1996, overall average sales prices continued to be adversely impacted, and may continue to be adversely impacted in the future, by increased sales through OEM and VAR channels and by an increase in the number of large sales to enterprises, which are typically subject to volume discounts. The effect on the margins of this decline in overall selling prices was offset by the decline in retail sales (which typically have lower gross margins associated with packaging costs) in the fourth quarter. In addition, gross margins may be adversely impacted by increased international revenues as a percentage of total revenues and increased service revenues as a percentage of total revenues. In addition, the Company expects that the total gross margin will fluctuate in future periods due to increased costs associated with licensed technology included in both client and server products and product warranty costs, which include 90-day free telephone support for Netscape Navigator products.

     OPERATING EXPENSES

The Company's total operating expenses have increased in absolute dollar amounts every quarter for the last two years. This trend reflects the Company's rapid growth and expansion in all operating areas. The Company believes that continued expansion of operations is essential to achieving and maintaining a strong competitive position. The Company anticipates continued increases in its infrastructure-related expenses, such as costs for facilities, telecommunications, and management information systems.

     The Company recorded deferred compensation of $11.1 million for the difference between the grant price and the deemed fair value of the Company's common stock for stock options granted in the first six months of 1995. Operating expenses include $2.5 million in each of the years ended December 31, 1996 and 1995, of non-cash charges associated with the amortization of such deferred compensation. The remaining deferred compensation will be amortized to operating expense over the related 50-month vesting period of the shares and will therefore continue to have an adverse impact on the Company's results of operations. Specifically, the Company will record additional operating expenses of $2.4 million for the year ended December 31, 1997 associated with deferred compensation amortization. See Note 7 of Notes to Consolidated Financial Statements.

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and consulting fees to support product development. Research and development expenses were $83.0 million and $26.8 million for the years ended December 31, 1996 and 1995, respectively, or 24.0% and 31.4% of total revenues, respectively. Research and development expenses were $26.8 million and $24.2 million for the quarters ended December 31, 1996, and September 30, 1996, respectively, or 23.3% and 24.2% of total revenues, respectively. The absolute dollar increases in each of the periods were primarily attributable to increased staffing and external consultant costs. To date, principally all software development costs have been expensed as incurred. Management believes that research and development activities are a critical area for investment in the Company and, as a result, intends to increase the level of research and development expenses in future periods, which may cause increases in such expenses as a percentage of total revenues in future periods.

     SALES AND MARKETING. Sales and marketing expenses consist primarily of compensation, consulting fees, trade show expenses, and advertising. Sales and marketing expenses were $153.6 million and $43.7 million for the years ended December 31, 1996 and 1995, respectively, or 44.4% and 51.2% of total revenues, respectively. Sales and marketing expenses were $51.4 million and $43.9 million for the quarters ended December 31, 1996 and September 30, 1996, respectively, and were 44.7% and 43.9%, respectively, of total revenues.

     The absolute dollar increases in each of the periods were generally due to increased staffing, marketing programs, costs associated with opening new sales offices, sales commissions on increased revenues, and continued investment in Europe and the Pacific Rim. The Company intends to increase the level of sales and marketing expenses in future periods, which may cause increases in such expenses as a percentage of total revenues in future periods.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries, fees for professional services, and accounts receivable allowances. General and administrative expenses for the years ended December 31, 1996 and 1995, were $30.6 million and $11.3 million, or 8.8% and 13.3% of total revenues, respectively. General and administrative expenses were $11.1 million and $8.3 million for the quarters ended December 31, 1996, and September 30, 1996, respectively, or 9.6% and 8.3% of total revenues, respectively. Absolute dollar increases in each of the periods were primarily attributable to increased staffing, fees for professional services, and accounts receivable allowances to support higher revenue levels. The Company intends to increase the level of general and administrative expenses in future periods, which may cause increases in such expenses as a percentage of total revenues in future periods.

     PROPERTY RIGHTS AGREEMENT AND RELATED CHARGES. The Company has segregated certain expenses totaling $250,000 and $500,000 for the years ended December 31, 1996 and 1995, respectively. These expenses relate to an agreement with the University of Illinois and Spyglass, Inc. and associated costs, including fees for expert and professional services, trademark search costs and other related expenses. All of these expenses have been recorded for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 5 ("SFAS 5"). See Note 6 of Notes to Consolidated Financial Statements.

     MERGER-RELATED CHARGES. The Company has incurred certain merger-related expenses totaling $6.1 million and $2.0 million for the years ended December 31, 1996 and 1995, respectively. The 1996 expenses incurred by the Company were primarily fees for investment banking, legal, accounting, and other related charges incurred in conjunction with the business combinations with InSoft, Paper, and Netcode in the second quarter of 1996. The 1995 expenses related to direct transaction costs the Company incurred in connection with the business combination with Collabra in November 1995. The Company does not anticipate incurring any additional charges associated with the InSoft, Paper, Netcode, or Collabra business combinations; however, there can be no assurance that such charges, including costs associated with any disputes arising from these business combinations, will not be incurred in subsequent quarters. See Note 2 of Notes to Consolidated Financial Statements.

     NET INTEREST INCOME

     Net interest income was $8.7 million and $4.6 million for the years ended 1996 and 1995, respectively. The increase was due primarily to higher average cash and investment balances for 1996 versus 1995 as a result of the Company's second public offering in November 1996 and initial public offering in August 1995. Net interest income remained flat at $2.2 million in each of the third and the fourth quarters of 1996. Pretax interest income in future periods may fluctuate as a result of fluctuations in average cash balances maintained by the Company and changes to market rates for investments.

     EQUITY IN NET LOSSES OF JOINT VENTURES

Equity in net losses of joint ventures, which began to be incurred in the second quarter of 1996, were $1.9 million for the year ended December 31, 1996. They reflect the Company's share of the net losses of the Company's joint ventures under the equity method of accounting. Equity in net losses of joint ventures were $926,000 and $586,000 for the fourth and third quarters of 1996. The Company may provide additional contributions to these joint ventures in the future. Each of the joint ventures are in the development stage and will incur escalating losses in the near term as the joint ventures grow and increase operating expenses to fund their growth. See Note 10 of Notes to Consolidated Financial Statements.

     INCOME TAXES

The Company recorded a provision for income taxes of $8.5 million and $498,000 in the years ended December 31, 1996 and 1995, respectively. The provision for 1996 is lower than the statutory U.S. federal rate due primarily to the utilization of net operating loss carryforwards and the change in the valuation allowance on temporary differences, partially offset by nondeductible one-time costs associated with the InSoft, Paper, and Netcode mergers. The Company anticipates that its 1997 effective tax rate will increase.

     The Company had federal net operating loss carryforwards of approximately $5.8 million and $15.0 million for 1996 and 1995, respectively. These losses will expire in various years through the year 2011.

     Realization of the Company's net deferred tax assets, which totaled $23.7 million at December 31, 1996, is dependent on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced. At December 31, 1996, there was no valuation allowance for net deferred tax assets based on management's assessment that current levels of anticipated taxable income will be sufficient to realize the net deferred tax asset. See Note 9 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, the Company's principal source of liquidity was $200.6 million in cash, cash equivalents, and short-term investments, representing a $48.5 million increase from December 31, 1995 balances. During the same period long-term investments increased by $68.8 million from $21.7 million at December 31, 1995, to $90.5 million at December 31, 1996. See Note 1 of Notes to Consolidated Financial Statements. The increase in cash and investment balances was primarily attributable to the net proceeds of $158.3 million from the Company's second public offering in November 1996. The Company's cash and short-term investments are managed to be available for strategic investment opportunities or other potential cash needs in the future. The Company has no material debt.

     For the years ended December 31, 1996 and 1995, cash provided by operating activities of $15.1 million and $12.0 million, respectively, was primarily attributable to increases in net income, deferred revenues, and other current liabilities, partially offset by the growth in accounts receivable and other current assets. Cash used in investing activities of $174.4 million and $139.8 million for the years ended December 31, 1996 and 1995, respectively, related primarily to net short-term investment purchases of $87.1 million and $116.4 million, respectively, as well as capital expenditures of $81.9 million and $20.5 million, respectively. The capital expenditures primarily consisted of purchases of computer hardware and software as well as leasehold improvements and furniture and fixtures related to additional leased facilities. Cash flows from financing activities of $191.6 million in the year ended December 31, 1996, were primarily attributable to the net proceeds of $158.3 million from the Company's second public offering in November 1996, $23.3 million in tax benefit related to stock options, and, to a lesser extent, approximately $9.6 million from the issuance of common stock under the Company's stock option plans. Cash flows from financing activities of $172.9 million in the year ended December 31, 1995, were primarily attributable to the net proceeds of $148.2 million from the Company's initial public offering in August 1995 and, to a lesser extent, $17.3 million from the issuance of Series C Preferred Stock in April 1995.

     Deferred revenues primarily consist of the unrecognized portion of product and service revenues received pursuant to subscription and support contracts, respectively, and the unrecognized portion of nonrefundable, prepaid license royalties received pursuant to reseller agreements. Deferred revenues increased from $30.0 million at December 31, 1995, to $80.3 million at December 31, 1996, due to an increase in the number of reseller agreements, the amount of prepayments received pursuant to reseller agreements and, to a lesser extent, an increase in the number of training, consulting, and subscription and support contracts.

     Capital expenditures were $81.9 million and $20.5 million in the years ended December 31, 1996 and 1995, respectively. The Company estimates that 1997 capital expenditures will exceed $100 million, which includes purchases of computer hardware and software as well as leasehold improvements and furniture and fixtures related to additional leased facilities.

     The Company's principal commitments as of December 31, 1996 consisted of payments under operating leases for monthly rent. Additionally, in January 1997, the Company entered into operating lease agreements that include commitments by the Company to complete the build-out of certain tenant improvements. See Note 5 of Notes to Consolidated Financial Statements.

     Management believes existing cash and investments together with cash flows expected to be generated from operations will be sufficient to meet the Company's operating requirements for the next 12 months.

CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                        ------------------------
In thousands, except share and per share data                1996           1995
--------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                             $  87,530      $  55,276
  Short-term investments                                  113,034         96,841
  Accounts receivable, net of allowances of $4,896
    in 1996 and $667 in 1995                              110,627         27,099
  Deferred tax assets                                      20,347              -
  Other current assets                                     16,892          6,405
--------------------------------------------------------------------------------
          Total current assets                            348,430        185,621
Property and equipment, net                                86,567         20,872
Long-term investments                                      90,504         21,684
Other assets                                               11,949          2,977
--------------------------------------------------------------------------------
          Total assets                                   $537,450       $231,154
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                      $  27,634       $  8,533
  Accrued compensation and related liabilities             17,162          6,567
  Other accrued liabilities                                12,781          6,091
  Income taxes payable                                      7,731             20
  Deferred revenues                                        80,294         30,032
  Current portion of long-term obligations
    and installment notes payable                             714          1,326
--------------------------------------------------------------------------------
          Total current liabilities                       146,316         52,569
Long-term obligations and installment notes payable           484          1,198
Commitments
Stockholders' equity:
  Preferred stock, $0.0001 par value;
    issuable in series; 5,000,000 shares
    authorized no shares issued and outstanding                 -              -
  Common stock, $0.0001 par value; 200,000,000 shares
    authorized, 87,940,820 shares in 1996
    and 82,862,283 shares in 1995 issued and outstanding        9              8
  Additional paid-in capital                              399,013        207,188
  Deferred compensation                                    (6,128)        (8,584)
  Accumulated deficit                                      (2,227)       (22,716)
  Other                                                       (17)         1,491
--------------------------------------------------------------------------------
          Total stockholders' equity                      390,650        177,387
--------------------------------------------------------------------------------
          Total liabilities and stockholders' equity     $537,450       $231,154
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
In thousands, except per share data                        1996           1995           1994
---------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT
OF OPERATIONS DATA:

REVENUES:
Product revenues                                        $291,103        $77,489         $3,337
Service revenues                                          55,092          7,898            801
     Total revenues                                      346,195         85,387          4,138
---------------------------------------------------------------------------------------------
COST OF REVENUES:
Cost of product revenues                                  36,941          9,177            186
Cost of service revenues                                  13,024          2,530            247
     Total cost of revenues                               49,965         11,707            433
---------------------------------------------------------------------------------------------
Gross profit                                             296,230         73,680          3,705
---------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Research and development                                  82,995         26,841          4,146
Sales and marketing                                      153,586         43,679          7,750
General and administrative                                30,584         11,336          3,389
Property rights agreement and
  related charges                                            250            500          2,487
Merger-related charges                                     6,100          2,033              -
     Total operating expenses                            273,515         84,389         17,772
---------------------------------------------------------------------------------------------
Operating income (loss)                                   22,715        (10,709)       (14,067)
Interest income                                            8,991          4,898            251
Interest expense                                            (325)          (304)           (14)
Equity in net losses of joint ventures                    (1,928)             -              -
     Other income, net                                     6,738          4,594            237
----------------------------------------------------------------------------------------------
Income (loss) before income taxes                         29,453         (6,115)       (13,830)
Provision for income taxes                                 8,545            498              -
Net income (loss)                                        $20,908        $(6,613)      $(13,830)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Net income (loss) per share                              $  0.24       $  (0.09)      $  (0.21)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Share used in computing
  net income (loss) per share                             87,861         75,735         67,181
---------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                 ADDITIONAL
                                                            PREFERRED   COMMON     PAID-IN        DEFERRED
In thousands, except share and per share data                 STOCK      STOCK     CAPITAL      COMPENSATION
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                 $  -       $  -     $  6,188           $  -
  Issuance of 1,155,514 shares of common stock
    (Collabra and Insoft Series B)
    net of issuance costs of $89.                               -          -        8,336              -
  Issuance of 7,534,926 shares of common stock
    to founders and employees for cash and services             -          1           23              -
  Issuance of 4,151,000 shares of Series A
    convertible preferred stock at $0.75 per
    share for cash and technology                               1          -        3,112              -
  Issuance of 2,857,222 shares of Series B
    convertible preferred stock at $2.25 per
    share for cash, net of issuance costs of $34                -          -        6,395              -
  Issuance of 1,522,000 shares of common stock on
    exercise of stock options                                   -          -           29              -
  Net loss                                                      -          -            -              -
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                    1          1       24,083              -
  Issuance of 21,533,159 shares of common stock
    primarily on exercise of stock options,
    for cash and notes, net of repurchases                      -          2        2,095              -
  Issuance of 314,087 shares of common stock
    (InSoft Series B and Series C) net of
    issuance costs of $132                                      -          -        4,477              -
  Issuance of 2,000,000 shares of Series C
    convertible preferred stock at $9.00 per
    share for cash, net of issuance costs of $700               -          -       17,300              -
  Deferred compensation related to grant of
    stock options                                               -          -       11,087        (11,087)
  Amortization of deferred compensation                         -          -            -          2,503
  Issuance of 11,500,000 shares of common stock
    upon IPO, net of offering costs of $12,850                  -          1      148,149              -
  Conversion and split of 9,008,222 shares of
    preferred stock to common stock                            (1)         4           (3)             -
  Unrealized gain on available-for-sale securities              -          -            -              -
  Net loss                                                      -          -            -              -
  Translation gain                                              -          -            -              -
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                    -          8      207,188         (8,584)
  Issuance of 1,536,364 shares of common stock
    primarily on exercise of stock options,
    for cash and services, net of repurchases plus
    cash received from stockholders' notes                      -          -        9,556              -
  Issuance of 427,689 shares of common stock
    (InSoft, PaperSoftware, and Netcode)                        -          -          615              -
  Amortization of deferred compensation                         -          -            -          2,456
  Issuance of 3,090,000 shares of common stock,
    net of offering costs of $325                               -          1      158,314              -
  Tax benefit related to stock options                          -          -       23,340              -
  Net unrealized loss on available-for-sale securities          -          -            -              -
  Net income                                                    -          -            -              -
  Translation loss                                              -          -            -              -
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                 $  -       $  9     $399,013      $  (6,128)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                            TOTAL
                                                             ACCUMULATED                STOCKHOLDERS'
In thousands, except share and per share data                  DEFICIT       OTHER        EQUITY
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                 $  (2,094)        $  -       $  4,094
  Issuance of 1,155,514 shares of common stock
    (Collabra and Insoft Series B)
    net of issuance costs of $89.                                    -            -          8,336
  Issuance of 7,534,926 shares of common stock
    to founders and employees for cash and services                  -            -             24
  Issuance of 4,151,000 shares of Series A
    convertible preferred stock at $0.75 per
    share for cash and technology                                    -            -          3,113
  Issuance of 2,857,222 shares of Series B
    convertible preferred stock at $2.25 per
    share for cash, net of issuance costs of $34                     -            -          6,395
  Issuance of 1,522,000 shares of common stock on
    exercise of stock options                                        -            -             29
  Net loss                                                     (13,830)           -        (13,830)
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                   (15,924)           -          8,161
  Issuance of 21,533,159 shares of common stock
    primarily on exercise of stock options,
    for cash and notes, net of repurchases                           -         (763)         1,334
  Issuance of 314,087 shares of common stock
    (InSoft Series B and Series C) net of
    issuance costs of $132                                        (179)           -          4,298
  Issuance of 2,000,000 shares of Series C
    convertible preferred stock at $9.00 per
    share for cash, net of issuance costs of $700                    -            -         17,300
  Deferred compensation related to grant of
    stock options                                                    -            -              -
  Amortization of deferred compensation                              -            -          2,503
  Issuance of 11,500,000 shares of common stock
    upon IPO, net of offering costs of $12,850                       -            -        148,150
  Conversion and split of 9,008,222 shares of
    preferred stock to common stock                                  -            -              -
  Unrealized gain on available-for-sale securities                   -        2,157          2,157
  Net loss                                                      (6,613)           -         (6,613)
  Translation gain                                                   -           97             97
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                   (22,716)       1,491        177,387
  Issuance of 1,536,364 shares of common stock
    primarily on exercise of stock options,
    for cash and services, net of repurchases plus
    cash received from stockholders' notes                           -          763         10,319
  Issuance of 427,689 shares of common stock
    (InSoft, PaperSoftware, and Netcode)                          (419)           -            196
  Amortization of deferred compensation                              -            -          2,456
  Issuance of 3,090,000 shares of common stock,
    net of offering costs of $325                                    -            -        158,315
  Tax benefit related to stock options                               -            -         23,340
  Net unrealized loss on available-for-sale securities               -       (2,107)        (2,107)
  Net income                                                    20,908            -         20,908
  Translation loss                                                   -         (164)          (164)
-----------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                 $  (2,227)      $  (17)      $390,650
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
In thousands                                               1996          1995          1994
-----------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income (loss)                                     $  20,908      $  (6,613)    $  (13,830)
  Adjustments to reconcile
    net income (loss) to net cash (used in)
    provided by operating activities net of
    companies acquired:
  Depreciation and amortization                            16,320          3,853            345
  Amortization of deferred compensation                     2,456          2,553              -
  Loss on sale of property and equipment                        -              -             11
  Deferred income taxes                                   (23,747)             -              -
  Changes in assets and liabilities:
  Accounts receivable                                     (83,525)       (24,929)        (1,688)
  Other current assets                                    (10,473)        (5,989)          (298)
  Accounts payable                                         18,951          6,696          1,506
  Accrued compensation and related liabilities             10,585          5,877            682
  Other accrued liabilities                                 6,344          5,133            989
  Accrued taxes payable                                     7,731              -              -
  Deferred revenues                                        50,262         26,152          3,713
  Long-term obligations                                      (725)          (725)         1,450
Net cash (used in) provided by operating activities        15,087         12,008         (7,120)
-----------------------------------------------------------------------------------------------
Cash flows from investing activities
  Capital expenditures                                    (81,931)       (20,522)        (3,175)
  Increase in deposits and other assets                    (5,363)        (2,891)        (1,089)
  Purchase of investments available-for-sale             (468,104)      (153,311)             -
  Maturities of investments available-for-sale            239,208          6,208              -
  Sale of investments available-for-sale                  141,776         30,736              -
Net cash used in investing activities                    (174,414)      (139,780)        (4,264)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities
  Proceeds from the issuance of installment
     notes payable                                              -          2,200              -
  Payments on installment notes payable                      (601)          (401)          (504)
  Proceeds from issuance of preferred stock, net                -         17,300         11,902
  Proceeds from issuance of common stock, net             168,842        153,759          5,950
  Tax benefit related to stock options                     23,340
-----------------------------------------------------------------------------------------------
Net cash provided by financing activities                 191,581        172,858         17,348
-----------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                  32,254         45,086          5,964
Cash and cash equivalents at beginning of year             55,276         10,190          4,226
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                $  87,530      $  55,276      $  10,190
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Income taxes paid                                      $  1,241         $  478           $  -

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS Netscape Communications Corporation ("Netscape" or the "Company") is a leading provider of open software for linking people and information over private TCP/IP-based enterprise networks ("intranets") and the Internet. Netscape develops, markets, and supports a broad suite of enterprise server and client software, development tools, and commercial applications to create a single shared communications platform for network-based applications. Netscape software is based on industry standard protocols and therefore can be deployed across a variety of computer operating systems, platforms, and databases and can be interconnected with traditional client/server applications. Using Netscape solutions, organizations can extend their internal information systems and applications to geographically dispersed facilities as well as to third party partners and customers. In addition, Netscape's products allow individuals and organizations to access information and to execute transactions across the Internet, such as the buying and selling of information, software, and merchandise.

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

      As more fully described in Note 2, on April 25, 1996 Netscape entered into a business combination with InSoft, Inc. ("InSoft"). The business combination has been accounted for as a pooling of interests and the historical consolidated financial statements of Netscape for all years prior to the business combination have been restated to include the financial position, results of operations, and cash flows of InSoft. Costs of the acquisition were charged to operations in 1996.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION The Company's product revenues are derived from product licensing fees, while service revenues are derived from fees for support, training, consulting, and advertising space. Product revenues, net of allowances for future returns, are generally recognized when a noncancelable license agreement is in force, the product has been shipped, the license fee is fixed or determinable, no significant vendor obligations remain, and collectibility is reasonably assured. Product revenues from OEMs are generally recognized on delivery of product masters provided that the license fees are fixed and collectibility is not dependent on resale to the end users. Otherwise, these product revenues are recognized on notification of delivery to the end user. Product and service revenues from customer subscription and technical support contracts are recognized ratably over the term of the contract period, which is typically 12 months. Payments for subscription and support fees are generally made in advance and are nonrefundable. Service revenues from training and consulting are recognized when the services are performed. Service revenues from the sale of web site space are recognized in the period in which the content is displayed on a Web page of the Company. Costs related to insignificant obligations, primarily telephone support, are accrued on shipment and included in cost of revenues.

CASH, CASH EQUIVALENTS, SHORT- AND LONG-TERM INVESTMENTS Cash and cash equivalents consist of cash on deposit with banks and money market instruments with original maturities of 90 days or less. Short- and long-term investments, all of which are classified as available-for-sale, consist of debt securities with most original maturities primarily between 90 days and five years. Short- and long-term investments are stated at fair value, which is determined based on the quoted market prices of the securities.

The following tables detail the Company's investments, and their contractual maturities.

                                                                         DECEMBER 31, 1996
                                           ---------------------------------------------------------------------------
                                                             Gross Unrealized    Gross Unrealized    Estimated Fair
In thousands                               Amortized Cost         Gains               Losses              Value
----------------------------------------------------------------------------------------------------------------------
U.S. Government agencies                      $  10,314            $  26           $    (27)              $ 10,313
Corporate bonds and notes                       183,680              272               (224)               183,728
Market auction preferred stock                   54,376                -                (13)                54,363
Certificates of deposit                           9,223                2                  -                  9,225
Auction rate receipts                            15,509               14                  -                 15,523
Equity investments                                8,434                -                  -                  8,434
----------------------------------------------------------------------------------------------------------------------
                                               $281,536            $ 314           $   (264)              $281,586
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Included in cash and cash equivalents          $ 78,078            $   -           $    (30)              $ 78,048
Included in short-term investments              112,937              213               (116)               113,034
Included in long-term investments                90,521              101               (118)                90,504
----------------------------------------------------------------------------------------------------------------------
                                               $281,536            $ 314           $   (264)              $281,586
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Due within one year                            $191,015            $ 213           $   (146)              $191,082
Due after one year through five years            72,713              101                (84)                72,730
Due after five years                             17,808                -                (34)                17,774
----------------------------------------------------------------------------------------------------------------------
                                               $281,536             $314              $(264)              $281,586
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                         DECEMBER 31, 1995
                                           ---------------------------------------------------------------------------
                                                             Gross Unrealized    Gross Unrealized    Estimated Fair
In thousands                               Amortized Cost         Gains               Losses              Value
----------------------------------------------------------------------------------------------------------------------
U.S. Government agencies                      $ 27,193            $  500            $      -            $ 27,693
Corporate bonds and notes                       25,744               271                   -              26,015
Foreign debt securities                         23,899               710                   -              24,609
Market auction preferred stock                   5,023                23                   -               5,046
Medium term corporate notes                     57,977               848                (195)             58,630
----------------------------------------------------------------------------------------------------------------------
                                              $139,836            $2,352            $   (195)           $141,993
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Included in cash and cash equivalents         $ 23,521            $  100            $   (153)           $ 23,468
Included in short-term investments              95,100             1,783                 (42)             96,841
Included in long-term investments               21,215               469                   -              21,684
----------------------------------------------------------------------------------------------------------------------
                                              $139,836            $2,352            $   (195)           $141,993
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Due within one year                           $118,621            $1,883            $   (195)           $120,309
Due after one year through five years           21,215               469                   -              21,684
----------------------------------------------------------------------------------------------------------------------
                                              $139,836          $  2,352            $   (195)           $141,993
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

      The gross realized gains and losses on sales of available-for-sale securities were $201,000, $109,000, and $0, in 1996, 1995, and 1994, respectively. The cost of securities sold is based on the specific identification method.

     Equity investments in which the Company has a 20% to 50% interest or otherwise has the ability to exercise significant influence are accounted for under the equity method. Equity investments in which the Company has a less than 20% interest are carried at cost or estimated realizable value, if less, as these securities do not have readily determinable fair values.

     In June 1996, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 125 is effective for all such transactions occurring after December 31, 1996. The Company does not expect the implementation of SFAS 125 to have a material impact on the Company's financial condition or results of operations.

PROPERTY AND EQUIPMENT Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the asset.

STOCK-BASED COMPENSATION As permitted under the Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" in accounting for stock-based awards to employees. See Note 7 below.

CONCENTRATION OF CREDIT RISK Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade receivables. The Company invests its excess cash in deposits with major banks, in U.S. Treasury and U.S agency obligations, and in debt securities of corporations with strong credit ratings and in a variety of industries. Approximately 94% of those securities classified as cash equivalents and marketable investments mature within five years of their purchase date.

     The Company sells its products to a large number of customers in diversified industries, primarily in North America, Europe, and the Pacific Rim. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations.

RESEARCH AND DEVELOPMENT Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to be Sold,
Leased, or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

     Based on the Company's product development process, technological feasibility is established on completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. All research and development costs have been expensed.

ADVERTISING EXPENSES The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expenses for 1996, 1995, and 1994 were approximately $5.4 million, $2.7 million, and $69,000, respectively.

TRANSACTIONS WITH RELATED PARTIES During 1996 the Company made loans totaling approximately $1.3 million to executives and other members of senior management of the Company which are due over a period of 5 years.
Approximately $1.0 million is outstanding under these loans at December 31, 1996.

     In July 1996, the Company commited $4.0 million to the Java Fund which intends to fund entrepreneurial ventures targeted at new markets created by the Java technology. The fund is managed by a member of the Board of Directors of the Company.

PER SHARE AMOUNTS Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable on conversion of the convertible preferred stock (using the if-converted method) and shares issuable on the exercise of stock options (using the treasury stock method). Net loss per share is computed using the weighted average number of common shares outstanding during the period. Common stock equivalent shares from stock options and warrants are not included as the effect is antidilutive. Pursuant to the Securities and Exchange
Commission Staff Accounting Bulletins and Staff Policy, all computations include the common and common equivalent shares issued within 12 months of the initial public offering date as if they were outstanding for all periods presented prior to the initial public offering using the treasury stock method.

FOREIGN CURRENCY TRANSLATION Assets and liabilities of the Company's wholly owned foreign subsidiaries are translated in U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are included in a separate component of stockholders' equity. Foreign currency transaction gains and losses, which have been immaterial, are included in results of operations.

RECLASSIFICATION Certain prior period balances have been reclassified to conform with the current period presentation.

2. BUSINESS COMBINATIONS

On November 9, 1995, the Company completed its business combination with Collabra Software, Inc. ("Collabra"), a developer of collaborative computing software. The Company exchanged an aggregate of 3.7 million shares of Netscape common stock and options for all of the outstanding capital stock and assumption of all of the outstanding stock options of Collabra, a privately held company. The business combination was treated as a pooling of interests for accounting purposes, and accordingly, the historical financial statements of the Company have been restated as if the transaction occurred at the beginning of the earliest period presented. In connection with the business combination, the Company incurred direct transaction costs of approximately $2.0 million, which consist of fees for investment banking, legal and accounting services, and other related expenses incurred in conjunction with the merger.

     On April 25, 1996, the Company completed its business combination with InSoft, Inc., a provider of network-based communications and collaborative multimedia software for the enterprise. The Company exchanged an aggregate of approximately 2 million shares of Netscape common stock and options for all of the outstanding capital stock and assumption of outstanding stock options of InSoft, a privately held company. The business combination was treated as poolings of interest for accounting purposes, and accordingly, the historical financial statements of the Company have been restated as if the transaction occurred at the beginning of the earliest period presented. In connection with the business combination, the Company incurred direct transaction costs of approximately $5.1 million, which consist of fees for investment banking, legal, and accounting services, and other related expenses incurred in conjunction with the business combination. Intercompany transactions between InSoft and Netscape were not material.

The table below sets forth the combined net revenues and net income (loss) for the periods indicated:

                                                                             Merger-
                                                                             Related
 In thousands                                Netscape         InSoft         Charges       Combined
----------------------------------------------------------------------------------------------------
Year ended December 31, 1996
  Net revenues                               $344,116       $  2,079         $     -       $346,195
  Net income (loss)                          $ 30,270         (4,262)         (5,100)        20,908

Year ended December 31, 1995
  Net revenues                               $ 80,656       $  4,731         $     -       $ 85,387
  Net loss                                     (3,441)        (3,172)        $     -         (6,613)

Year ended December 31, 1994
  Net revenues                               $  1,403       $  2,735         $     -       $  4,138
  Net loss                                    (11,879)        (1,951)        $     -        (13,830)

     On April 30, 1996, the Company completed its business combination with Netcode Corporation ("Netcode"), a creator of a Java-based visual interface builder and object toolkit for rapidly developing Java applications. The Company exchanged shares of Netscape common stock and options for all of the outstanding capital stock and assumed all of the outstanding stock options of Netcode, a privately held company. The business combination was treated as poolings of interest for accounting purposes. As Netcode's historical results of operations are not material in relation to those of Netscape, the financial information prior to January 1, 1996, has not been restated to reflect the business combination. In connection with the business combination, the Company incurred direct transaction costs of approximately $300,000, which consist of fees for legal and accounting services and other related expenses incurred in conjunction with the business combination.

     On May 28, 1996, the Company completed its business combination with Paper Software, Inc. ("Paper"), a provider of distributed three-dimensional graphics and maker of WebFX VRML software. The Company exchanged shares of Netscape common stock for all of the outstanding capital stock of Paper, a privately held company. The business combination was treated as poolings of interest for accounting purposes. As Paper's historical results of operations are not material in relation to those of Netscape, the financial information prior to January 1, 1996, has not been restated to reflect the business combination. In connection with the business combination, the Company incurred direct transaction costs of approximately $700,000, which consist of fees for legal and accounting services and other related expenses incurred in conjunction with the business combination.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following:

                                                       DECEMBER 31,
                                                ------------------------
In thousands                                       1996           1995
------------------------------------------------------------------------
Computers and equipment                         $  76,138      $  19,402
Furniture and fixtures                             12,816          3,164
Leasehold improvements                             16,945          1,318
------------------------------------------------------------------------
                                                  105,899         23,884
Less accumulated depreciation                     (19,332)        (3,012)
------------------------------------------------------------------------
                                                $  86,567      $  20,872
------------------------------------------------------------------------
------------------------------------------------------------------------

4. INSTALLMENT NOTES PAYABLE

On March 3, 1995, the Company entered into a senior loan agreement for total borrowings not to exceed $2.2 million. Borrowings made under the agreement are secured by certain assets of the Company. The notes are payable in 36 monthly installments. Maturities subsequent to December 31, 1996, are approximately $714,000 in 1997 and $484,000 in 1998. At December 31, 1996 the fair value of the notes approximated its carrying value based on quoted market prices for similar securities.

5. LEASES

The Company leases its facilities and certain other equipment under operating lease agreements expiring through 2013. Future minimum payments as of December 31, 1996, under these leases are as follows:

In thousands
------------------------------------------------------------------------------
1997                                                    $  16,214
1998                                                       23,523
1999                                                       22,385
2000                                                       22,238
2001                                                       22,323
2002 and thereafter                                       163,646
------------------------------------------------------------------------------
                                                         $270,329
------------------------------------------------------------------------------
------------------------------------------------------------------------------

     Rent expense for the years ended December 31, 1996, 1995, and 1994, was approximately $6.2 million, $2.2 million, and $735,000, respectively.

     In January 1997 the Company entered into operating lease agreements for office facilities, requiring payments of approximately $8 million per year, commencing September 1997 and ending March 2013. Payments under these new agreements are included in the future minimum payments as of December 31, 1996, above. In addition, these agreements include commitments by the Company to complete the build-out of certain tenant improvements totaling approximately $23 million over two years.

6. PROPERTY RIGHTS AGREEMENT

On December 20, 1994, the Company entered into an agreement with the University of Illinois (the "University") and Spyglass, Inc. ("Spyglass"). Under the terms of the agreement, the University and Spyglass agreed not to assert any claim of trademark infringement arising out of the Company's prior use of the word "Mosaic" or other symbols or words used by the Company to market itself or its products. The University and Spyglass further agreed not to assert against the Company any claim of copyright infringement or trade secret misappropriation or related claims based on the Company's use of former University employees in the development of the Company's present and future products. As consideration for these covenants not to assert, the Company agreed to make certain payments to the University over a two-year period. The amount of this agreement and associated costs, including fees for experts and professional services, as well as trademark search and other costs, was expensed in 1994 and is included as "Property rights agreement and related charges" in the consolidated statements of operations. Certain amounts became payable to the University in subsequent years and have been recorded as long-term obligations.

     If over the term of the agreement (two years from December 21, 1994) the Company entered into a license, distribution, remarketing, or sublicensing agreement with certain specific companies, the Company would be required to pay up to an additional $1.3 million to the University.

During the years ended December 31, 1996 and 1995, the Company expensed $250,000 and $500,000, respectively, of such additional payments.

7. STOCKHOLDER'S EQUITY

PREFERRED STOCK On August 14, 1995, the Company closed its initial public offering of its common stock. At that time, all issued and outstanding shares of the Company's Series A, B, and C convertible preferred stock were converted into 36,032,888 shares of the Company's common stock. No additional shares of Series A, B, or C preferred stock were issued through December 31, 1996.

RESTRICTED STOCK Through 1994, the Company issued common stock to employees under restricted stock purchase agreements. Generally, restricted stock vests over a 50-month period. The Company has the option to repurchase unvested shares on termination of employment for any reason, with or without cause, at the original per share price paid by the employee. At December 31, 1996, 2,509,600 restricted shares were subject to repurchase.

STOCK OPTION PLANS During 1994, the Company adopted the 1994 Stock Option Plan (the "1994 Plan") under which incentive stock options and nonqualified stock options to purchase common stock could be granted to employees and certain consultants or independent contractors. Under the 1994 Plan, options to purchase common stock could be granted at prices not less than 85% of the fair value on the date of grant (110% of fair value in certain instances), as determined by the board of directors. Generally, options granted were immediately exercisable and the resulting shares issued to employees under the 1994 Plan are subject to certain repurchase rights by the Company, at the discretion of the Company, upon the individual's cessation of service prior to vesting in the shares, at the original purchase price. Generally, these repurchase rights lapse over a 50-month period. The 1994 Stock Option Plan was terminated in August 1995 and no further options were granted thereunder. At December 31, 1996, 7,631,000 shares issued under the 1994 Plan were subject to repurchase.


     In June 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan") that provides for the granting of incentive stock options and nonqualified stock options, stock purchase rights, and cash and stock bonus awards to employees and consultants. Under the 1995 Plan, the board of directors determines the term of each award, the award price, and conditions under which the award becomes exercisable. In the case of incentive stock options the price may not be less than the fair market value at the date of grant, while nonstatutory options may have exercise prices as determined by the Board of Directors. Options generally vest at the rate of 20% of the original grant after ten months and 2% per month thereafter. Options expire no later than ten years from the date of grant.

     In June 1995, the Company also adopted the 1995 Director Option Plan (the "Director Plan") and reserved 200,000 shares of common stock for issuance thereunder. The Director Plan provides for the granting of nonstatutory stock options to non-employee directors of the Company. Under the Director Plan, upon joining the board, each nonemployee director automatically receives an option to purchase 40,000 shares of the Company's common stock at an exercise price equal to the fair market value on the date of grant. These options vest at a rate of 20% of the original grant commencing ten months from date of grant, and 2% per month thereafter. On each January 1 thereafter, provided the director has served at least six months, an additional 10,000 nonstatutory stock options will be granted at the fair market value on that date, vesting monthly over a three year period.

     The Company assumed the Collabra 1993 Incentive Stock Plan in November 1995, which provided for the grant of incentive stock options and nonstatutory stock options to employees and consultants of the Company at prices ranging from 85% to 110% of the fair market value of the common stock on the date of grant as determined by the board of directors. The vesting and exercise provisions of the option grants were determined by the board of directors. Options generally vest at the rate of 24% of the original grant, commencing 12 months after the date of grant or employment, and 2% per month thereafter. Options expire no later than ten years from the date of the grant. This plan was terminated in November 1995 and no further options were granted thereunder.

     The Company assumed the InSoft 1993 Stock Option Plan, which provided for the granting of incentive stock options and nonqualified stock options to certain officers, key employees, consultants, and directors of InSoft. The options entitle the holders to purchase shares of common stock within one to ten years from the date of grant at option prices equal to the fair market value as determined by the Board of Directors at the date of grant; 247,851 shares of the Company's common stock were reserved for issuance upon the exercise of options assumed in connection with the business combination with InSoft. This plan was terminated in April 1996, and no further options were granted thereunder.

     The Company assumed the Netcode 1996 Stock Option Plan which provided for the granting of incentive and nonqualified options to employees and consultants at prices ranging from 85% to 110% of the fair market value as determined by the Board; 33,882 shares were reserved for issuance on the exercise of options assumed in connection with the business combination with Netcode. The options generally vest over four years from the date of grant. A specified portion of the shares vest immediately, and the remaining shares, at the rate of 2.1% per month at the end of each month thereafter. This plan was terminated in April 1996, and no further options were granted thereunder.

     In August 1996, the Board of Directors authorized the repricing of options to purchase 3,990,708 shares of common stock effective as of the close of business on August 30, 1996, to the then fair market value of $35.375 per share. Under the terms of the repricing, the repriced options maintain the same vesting and expiration terms, except they may not be exercised until February 24, 1997. No employees owning 3% or more of the Company's common stock participated in the repricing.

     At December 31, 1996, options to purchase 1,280,167 shares were vested and 11,230,556 shares were reserved for issuance on exercise of stock options. A summary of activity under all plans, including options assumed by Netscape as a result of the business combinations with Collabra, InSoft, Paper, and Netcode (adjusted for the respective merger exchange ratios), is as follows:

                                                                   Options Outstanding
                                  ---------------------------------------------------------------------------------------------

                                  Shares Available for                                 Exercise
                                         Grant             Number of Shares         Price per Share
-------------------------------------------------------------------------------------------------------------------------------
     Balance at January 1, 1994         749,133                 177,104                   $0.22
Shares reserved                      24,773,344                       -                     -
Options granted                     (12,920,605)             12,920,605             $0.0003 - $7.2900
Options canceled                        600,000                (600,000)            $0.0188 - $0.0188
Options exercised                             -              (8,302,000)            $0.0003 - $0.0563
-------------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 1994    13,201,872               4,195,709             $0.0188 - $7.2900
Shares reserved                       9,200,000                       -                     -
Options granted                     (16,375,004)             16,375,004             $0.0563 - $69.500         Weighted Average
Options canceled                        484,400                (484,400)            $0.0188 - $49.500        Exercise Price per
Options exercised                             -             (14,155,656)            $0.0188 - $4.8000              Share
-------------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 1995     6,511,268               5,930,657             $0.0563 - $69.750            $  17.26
Shares reserved                          33,882                       -                     -
Options granted                      (8,270,818)              8,270,818             $1.3300 - $82.120            $  45.43
Options canceled                      4,236,702              (4,236,702)            $0.6150 - $82.120            $  56.66
Options exercised                             -              (1,138,968)            $0.0563 - $47.875            $   4.69
Plan shares expired                    (106,283)                      -                     -
-------------------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 1996     2,404,751               8,825,805             $0.0563 - $82.120            $  26.36
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1996:

                                            Options Outstanding                                     Options Exercisable
                        -----------------------------------------------------------------   ------------------------------------
                                       Weighted Average Remaining      Weighted-Average                        Weighted Average
       Exercise              Number     Contractual Life (years)        Exercise Price          Number          Exercise Price
--------------------------------------------------------------------------------------------------------------------------------
 $ 0.0563 - $ 1.3300         396,045           7.94 years                  $ 0.4278             242,159            $ 0.3139
       $4.8000             2,499,208           8.53                        $ 4.8000           1,899,515            $ 4.8000
 $ 6.6300 - $14.0000         181,555           8.28                        $10.7973              94,025            $ 9.3556
 $22.6250 - $35.1250         438,269           8.76                        $29.0304              96,817            $29.1874
      $35.3750             4,104,769           9.22                        $35.3750             462,742            $35.3750
 $36.6250 - $45.5000         319,550           9.74                        $40.8703                   -            $      -
 $46.1250 - $56.8750         641,350           9.83                        $50.5414               3,180            $48.1407
 $57.5000 - $82.1200         245,059           9.82                        $61.7029              11,549            $69.4900
--------------------------------------------------------------------------------------------------------------------------------
 $ 0.0563 - $82.1200       8,825,805           9.00                        $26.3603           2,809,987            $10.7560
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

     At December 31, 1996 and 1995, 12,652,600 and 19,714,128 shares, respectively, of common stock were subject to repurchase. In the years ended December 31, 1996 and 1995, the Company repurchased 99,120 and 907,562 shares, respectively, of common stock at the original exercise price.

     In 1995, the Company granted an option to purchase 8,000,000 shares of common stock outside of the plans. The exercise price was $0.0563 per share. This option was immediately exercisable in its entirety with 4,000,000 shares subject to repurchase at the option of the Company on the individual's cessation of service prior to vesting in the shares at the original purchase price. The unvested shares vest over a 50-month period. The option was exercised in 1995.

     In 1995, the Company recorded deferred compensation expense of approximately $11.1 million for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted during 1995. This amount is being amortized over the vesting period of the individual options, generally a 50-month period. Deferred compensation attributed to 4,000,000 shares of common stock was expensed at June 30, 1995, as such shares were fully vested on grant. Compensation expense from the remaining options recorded in the year ended December 31, 1996 and 1995, totaled approximately $2.5 million in each year.

     In February and March 1995, as additional compensation for services rendered, the Company granted to certain individuals warrants to purchase 200,000 and 20,000 shares of common stock, respectively, at an exercise price of $2.25 and $0.00 per share, respectively. These warrants were fully exercised at December 31, 1996.

EMPLOYEE STOCK PURCHASE PLAN In June 1995, the Company adopted an Employee Stock Purchase Plan (ESPP) under Section 423 of the Internal Revenue Code and reserved 2,000,000 shares of common stock for issuance under the plan. Under this plan, qualified employees are entitled to purchase shares at 85% of fair market value. There were 276,506 shares issued under the plan during 1996 and none in 1995.

STOCK-BASED COMPENSATION Under APB 25, the Company generally recognizes no compensation expense with respect to stock-based awards to employees. Pro forma information regarding net income and earnings per share is required by SFAS 123 for awards granted after December 31, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model (minimum value model for awards prior to the Company's initial public offering). The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                      Options                ESPP
---------------------------------------------------------------------------
                                  1996       1995       1996       1995
---------------------------------------------------------------------------
Expected life (years)              3.1       2.9         .5         .5
Expected volatility               55.6%      7.3%      73.0%      85.0%
Risk-free interest rate            6.1%      5.9%       5.6%       5.0%

     The weighted-average fair value of stock options and employee stock purchase rights granted during 1996 was $22.97 and $37.26 per share, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is generally amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma information follows:

                                              YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------
In thousands, except per share data              1996          1995
---------------------------------------------------------------------------
Net income (loss)             As reported    $  20,908      $  (6,613)
                              Pro forma      $ (39,871)     $  (7,940)

Net income (loss) per share   As reported    $     0.24     $   (0.09)
                              Pro forma      $    (0.47)    $   (0.11)

     Because SFAS 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

8.  BENEFIT PLAN

The Company maintains a 401(k) retirement savings plan (the "Plan") for its full time employees. Each participant in the Plan may elect to contribute from 1% to 15% of his or her annual compensation to the Plan. The Company, at its discretion, may make contributions to the Plan; however, the Company has made no contributions through December 31, 1996.

9.  INCOME TAXES

The United States and foreign components of income (loss) before taxes consist of the following:

                                              YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------
In thousands                            1996           1995            1994
-------------------------------------------------------------------------------
United States                        $  23,207       $(6,115)       $(13,830)
Foreign                                  6,246             -               -
Income (loss) before income taxes      $29,453       $(6,115)       $(13,830)

     The provision for income taxes is as follows:

                                              YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------
In thousands                          1996             1995            1994
-------------------------------------------------------------------------------
Current:
  Federal                          $  23,148           $  -           $  -
  State                                4,232             20              -
  Foreign                              4,912            478              -
-------------------------------------------------------------------------------
                                      32,292            498              -

Deferred:
  Federal                            (20,421)             -              -
  State                               (3,326)             -              -
  Foreign                                  -              -              -

                                     (23,747)             -              -

Provision for income taxes          $  8,545           $498           $  -
-------------------------------------------------------------------------------

The tax benefits associated with employee stock options reduce taxes currently payable as shown above by $23.3 million and $0 for 1996 and 1995, respectively. Such benefits are credited to additional paid-in capital when realized.

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. The sources and tax effects of the difference are as follows:

                                                    YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------
In thousands                                          1996          1995
-------------------------------------------------------------------------------
Expected tax at federal statutory rate              $10,309       $(2,140)
State taxes, net of federal benefit                   2,462            20
Effect of foreign operations                          2,801           478
Tax-exempt interest                                  (1,488)            -
Nondeductible merger costs                            2,135             -
Tax credits                                            (436)            -
Net operating losses not benefited                        -         2,071
Valuation allowance reversal                         (9,381)            -
Other, net                                            2,143            69
-------------------------------------------------------------------------------
                                                   $  8,545        $  498
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" which uses the liability method to calculate deferred income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets are as follows:

                                                   YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------
In thousands                                         1996          1995
-----------------------------------------------------------------------------
Deferred tax assets:
  Deferred revenue                                $11,096           $  -
  Reserves and accrued expenses                     5,445             52
  Compensation not currently deductible             3,699            155
  Net operating losses                              2,032          5,815
  Credits                                           1,094          1,245
  Other, net                                          381          3,184
-----------------------------------------------------------------------------
Total before valuation allowance                   23,747         10,451
Valuation allowance for deferred tax assets             -        (10,451)
-----------------------------------------------------------------------------
Net deferred tax assets                           $23,747           $  -
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
As reported on the balance sheet:

  Current deferred tax asset                      $20,347           $  -
  Noncurrent deferred tax asset
    (included in Other assets)                      3,400              -
-----------------------------------------------------------------------------
                                                  $23,747           $  -
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

     The valuation allowance decreased by approximately $10.5 million in 1996. Approximately $1.8 million of the valuation allowance decrease was related to tax carryforwards attributable to stock option deductions and was credited to stockholders' equity in 1996.

     As of December 31, 1996, the Company had federal net operating loss carryforwards of approximately $5.8 million that will expire between 2008 and 2011.

     Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences and from net operating loss and tax credit carryforwards. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced. At December 31, 1996, there was no valuation allowance for net deferred tax assets based on management's assessment that current levels of anticipated taxable income will be sufficient to realize the net deferred tax asset.

10.  JOINT VENTURES

In April 1996, the Company formed a joint venture with GE Information Services to form Actra Business Systems L.L.C. ("Actra") to develop and market software for Internet-based business-to-business electronic commerce. The Company acquired for cash a 50% joint venture interest in the outstanding common stock of Actra.

     In July 1996, the Company formed a joint venture called Navio Communications, Inc. ("Navio"), an independent Internet software company to deliver core, scalable technology for Netscape Navigator for a wide variety of consumer and non-PC products such as televisions, telephones, set-top boxes, game players, and the new breed of network computers and information appliances. The Company acquired for cash and the contribution of certain technology licenses a 50% joint venture interest in the outstanding voting capital stock of Navio.

     The Company reports its share of earnings and losses of the joint ventures under the equity method of accounting. The joint ventures are in the development stage and will incur escalating losses in the near term. The balance of investments in joint ventures at December 31, 1996, is approximately $3.7 million.

11.  INDUSTRY AND GEOGRAPHIC SEGMENT AND CUSTOMER INFORMATION

Transfers between geographic areas are accounted for at prices that are representative of unaffiliated party transactions and consistent with the rules and regulations of governing tax authorities.

     The Company conducts its business within one industry segment. The Company's export sales (i.e. sales to unaffiliated customers outside of the United States by the U.S. operation) were approximately $79.4 million for the year ended December 31, 1996, and were approximately $17.3 million for the year ended December 31, 1995. No export sales for 1996 or 1995 to a particular geographic region totaled more than 10% or greater of total revenues. No international revenues (sales outside North America) to unaffiliated customers within any geographic region totaled 10% or greater of total revenues for 1996 and 1995.

     The Company operates in two main geographic areas as follows:

YEAR ENDED DECEMBER 31, 1996                         North America  International  Eliminations   Consolidated
---------------------------------------------------------------------------------------------------------------
In thousands
Sales to unaffiliated customers                          $291,480      $   54,715     $      -       $346,195
Transfers between geographic areas                         17,952           1,348      (19,300)             -
---------------------------------------------------------------------------------------------------------------
Total revenues                                           $309,432      $   56,063     $(19,300)      $346,195
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Operating income (loss)                                  $ 16,512      $    6,482     $   (279)      $ 22,715
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Identifiable assets                                      $518,895      $   37,792     $(19,237)      $537,450
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1995

In thousands
---------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                          $ 82,161      $    3,226            -       $ 85,387
Transfers between geographic areas                              -               -            -              -
---------------------------------------------------------------------------------------------------------------
Total revenues                                           $ 82,161      $    3,226     $      -       $ 85,387
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Operating income (loss)                                  $(10,373)     $   (2,362)    $  2,026       $(10,709)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Identifiable assets                                      $229,427      $    5,387     $ (3,660)      $231,154
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1994
---------------------------------------------------------------------------------------------------------------
In thousands

Sales to unaffiliated customers                          $  4,138              -              -       $  4,138
Transfers between geographic areas                              -              -              -              -
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
    Total revenues                                         $4,138             $-             $-         $4,138
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Operating loss                                           $(14,067)            $-             $-       $(14,067)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Identifiable assets                                      $ 16,996             $-             $-        $16,996
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

     For the year ended December 31, 1996, no single customer accounted for 10% or more of total revenues. Ventana Communications Inc. accounted for 10% of total revenues for the year ended December 31, 1995, and Burlington Coat Factory accounted for 12% of total revenues for the year ended December 31, 1994.

12.  CONCENTRATION AND OTHER RISKS

PRODUCTS The Company is a leading provider of open software for linking people and information over intranets and the Internet. Netscape develops, markets and supports a broad suite of enterprise server and client software, development tools and commercial applications to create a single shared communications platform for network-based solutions. Netscape software is based on industry standard protocols and therefore can be deployed across a variety of computer operating systems, platforms and databases and can be interconnected with traditional client/server applications. Using Netscape solutions, organizations can be interconnected with traditional client/server applications. Using Netscape solutions, organizations can extend their internal information systems and applications to geographically dispersed facilities as well as to third party partners and customers. In addition, Netscape's products allow individuals and organizations to access information and to execute transactions across the Internet such as the buying and selling of information, software, and other merchandise.

PRODUCT INTRODUCTIONS AND TRANSITIONS In October 1996, the Company introduced Netscape SuiteSpot 3.0 (of which some components are currently shipping and others are in public beta release) and Netscape Communicator (currently in public beta release). These new products, unlike current Netscape products, are designed primarily for email, groupware, and other enterprise applications across an open network, and represent a significant product transition for the Company. There are several risks inherent in such a product transition, including deferral of purchases of the Company's current products in anticipation of the new products, the risk that the new products will be delayed beyond their anticipated release dates, and the risk that the new products may contain errors or defects. Even if the new products are commercially available on time, there can be no assurance that these products will achieve market acceptance because the market for intranet software has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Moreover, Netscape does not have the name recognition in the enterprise software market that most of its competitors have, and Netscape has very limited experience in selling to this market. Furthermore, the success of the new products is dependent on a number of factors, including market acceptance, the Company's ability to adjust to longer sales cycles and execute a different type of sale than it has historically executed, and the Company's ability to expand its direct sales force, extensively train its sales personnel, invest greater resources to the sales effort, and educate the indirect channels. The Company will also need to add a number of technical personnel to implement the new enterprise software products for its enterprise customers. Finally, the introduction of the new products will also expose the company to additional risks. For example, if single, large sales of enterprise software products become a larger percentage of revenue, as the Company anticipates may happen, the loss or deferral of one or more significant sales could cause substantial fluctuation in the Company's results of operations. The Company's revenues are also likely to fluctuate due to the lengthy sales cycles of the new products and factors that impact the large organizations that are likely to be prospective customers of the Company's enterprise software products. The Company will also face new competition from providers of enterprise software, most of whom have longer operating histories, larger installed customer bases, existing relationships with prospective enterprise customers and significantly greater financial, technical, marketing, public relations, and distribution resources than the Company. In addition, expansion of the Company's product line will require more management attention, which will place a significant strain on the Company's management and operations.


CUSTOMERS AND MARKETS The market for the Company's software and services, especially for its intranet products and services such as Netscape SuiteSpot
3.0 and Netscape Communicator, is relatively new, is rapidly evolving, and is characterized by an increasing number of market entrants who have introduced or developed products and services for communication and commerce over the Internet and intranets. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The industry is relatively young and has a limited number of proven products. Moreover, critical issues concerning the use of intranets and of the Internet (including security, reliability, cost, ease of deployment and administration, and quality of service) remain unresolved and may impact the growth of intranet and Internet use. While the Company believes that its software products offer significant advantages for commerce, collaboration and communication over the Internet and intranets, there can be no assurance that commerce and communication over the Internet or intranets will become widespread, or that the Company's products for commerce, collaboration and communication over the Internet or intranets will become widely adopted for these purposes.

     In particular, the Company's client software competes with free client software distributed by online service providers, Internet access providers, and others. In addition, computer operating systems companies, notably Microsoft, bundle client software with their operating systems at little or no additional cost to users, which may cause the price of the Company's client products to decline. The Company announced significant price reductions in its server product line during the quarter ended December 31, 1995 and announced further price reductions in its server product line in March 1996. Moreover, continued market acceptance of the Company's server and commercial applications software products is substantially dependent on the adoption of the Internet and intranets for commerce, collaboration and communications. The adoption of the Internet or intranets for commerce, collaboration and communications, particularly by those individuals and enterprises that have historically relied on alternative means of commerce, collaboration and communication, generally requires the acceptance of a new way of conducting business and exchanging, collaborating information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging, collaborating information may be particularly reluctant or slow to adopt a new strategy that may make some or all of their existing information systems technology, software, and systems obsolete. In addition, there can be no assurance that individual PC users in business or at home will adopt or, if they do adopt, continue to use the Internet or intranets for online commerce, collaboration or communication.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Netscape Communications Corporation

We have audited the accompanying consolidated balance sheets of Netscape Communications Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Netscape Communications Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Palo Alto, California
January 24, 1997

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                              QUARTER ENDED
-------------------------------------------------------------------------------------------------------------------------------
                                         Dec. 31,   Sept. 30,   June 30, March 31,   Dec. 31,  Sept. 30,   June 30, March 31,
In thousands, except per share data          1996        1996       1996      1996       1995       1995       1995      1995
-------------------------------------------------------------------------------------------------------------------------------
Total revenues                           $115,052    $100,016    $75,006    $56,121   $41,562    $23,308    $14,072     $6,445
Gross profit                              100,303      85,322     62,978     47,627    34,824     20,289     12,753      5,814
Merger-related charges                          -           -      6,100          -     2,033          -          -          -
Income (loss) before income taxes          11,990      10,552      1,990      4,921     1,009        175     (2,792)    (4,507)
Net income (loss)                           8,756       7,657        906      3,589       511        175     (2,792)    (4,507)
Net income (loss) per share                 $0.10       $0.09      $0.01      $0.04     $0.01      $0.00     $(0.04)    $(0.07)

------------
1. All periods reflect the business combinations with Collabra Software, Inc., and InSoft, Inc., which have been accounted for as poolings of interest. Financial information for periods prior to January 1, 1996, has not been restated for the operations of Netcode Corporation and Paper Software, Inc., due to immateriality. See Note 2 of Notes to Consolidated Financial Statements.


48